Exhibit 99.12

PACIFIC THERAPEUTICS LTD.

MANAGMENTS’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Three-Month Ended March 31, 2015

Overview

This MD&A has been prepared as of May 29, 2015 and the following information should be read in conjunction with the Issuer’s un-audited financial statements for the quarter ended March 31, 2015 together with the notes thereto. The Issuer’s financial statements for the period have been prepared in accordance with International Financial Reporting Standards (IFRS).

This discussion contains forward-looking statements that involve certain risks and uncertainties. Statements regarding future events, expectations and beliefs of management and other statements that do not express historical facts are forward-looking statements. In this discussion, the words “believe”, “may”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “potential” and similar expressions, as they relate to the Issuer, its business and management, are intended to identify forward looking statements. The Issuer has based these forward-looking statements largely on its current expectations and projections about future events and financial trends affecting the financial condition of the business. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements.

Except as may be required by applicable law or stock exchange regulation, the Issuer undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. Accordingly, readers should not place undue reliance on forward-looking statements. If the Issuer updates one or more forward-looking statements, no inference should be drawn that additional updates will be made with respect to those or other forward-looking statements. Additional information relating to the Issuer, is available by accessing the SEDAR website at www.sedar.com.

Business Overview and Strategy

The Issuer is a development stage specialty pharmaceutical company. The Issuer is focused on developing late stage clinical therapies and in-licensed novel compounds for Fibrosis, Erectile Dysfunction (ED) and other indications. The Issuer’s lead compound for Fibrosis, PTL-202 is a combination of already approved drugs which have well established safety profiles. PTL-202 has completed a phase 1 drug/ drug interaction clinical trial. The Issuer’s lead product for Erectile Dysfunction PTL-2015 is an oral dissolving version of a top selling therapy for ED. PTL-2015 has completed a pilot bioavailability study in humans.

The Issuer will continue to operate virtually, outsourcing all non-core activities such as pre-clinical research and clinical trials and manufacturing. The Issuer will continue to build core skills in managing clinical development of therapies, licensing and commercialization. The Issuer will use its skills, taking in-licensed approved and late stage drug candidates through Phase 2 proof of concept human clinical trials. The Issuer currently is focused on therapies for rare fibrosis indications including Idiopathic Pulmonary Fibrosis (IPF), Liver Cirrhosis, Scleroderma Associated Pulmonary Fibrosis, Lung Transplant Rejection as well as ED. The Issuer’s strategy is to sell or out-license its product candidates and technologies after completing Phase 2 clinical trial proof of principal studies, however given the current interest of larger pharmaceutical companies in orphan diseases and fibrosis and the financial markets lack of interest in financing an early stage junior public company, the Company may be forced into partnering out the development of its candidates at an earlier stage At the completion of a phase 2 proof of concept trial the value of product candidates generally have been maximized in relation to the capital spent to develop them. In the case of PTL-2015 the strategy is to complete the required clinical trials and register the product for marketing approval in Europe prior to entering a commercialization and distribution agreement however, lack of interest in financing an early stage junior public company, the Company may be forced into partnering out the development of PTL-2015 at an earlier stage to finance the final trial and application for marketing authorization.

Given the company’s inability to secure significant financing to move forward with its product candidates the company is looking in to alternative solutions to maintain shareholder value as well as move the product candidates forward.

Overall Performance

The Issuer’s plan is to continue to operate virtually, outsourcing all non-core activities such as pre-clinical research and clinical trials and manufacturing. Also given the company’s inability to secure significant financing to move forward with its product candidates the company is looking in to alternative solutions to maintain shareholder value as well as move the product candidates forward.

Corporate Highlights

During the first three months of 2015 the Issuer accomplished the following:

  On January 6, 2015 the Company announced that it has secured DTC eligibility by The Depository Trust Company (DTC) for its shares traded in the United States under the symbol PCFTF.

  On February 24, 2015 the Company issue a total of 150,000 options to purchase common shares to a director and a consultant under the 2014 stock option plan as approved at the Company’s previous annual general meeting.

  Also on February 24, 2015 the Company issued 250,000, 3 year options with an exercise price of $0.25 to under an agreement with Small Cap Invest Ltd. and the remaining 150,000, 5 year options with an exercise price of $0.10 to a director of the Company.

  On February 24, 2015 the Company announced it had entered into an agreement with Small Cap Invest Ltd. (Small-Cap), a Frankfurt-based financial service company. Serving as a contractor, Small-Cap will develop investor and public relations across Europe, and use an impressive breadth of experience to ultimately facilitate the commercialization of the Company’s therapies in European markets.

  On March 17, 2015, the Company issued 2,000,000 shares and warrants for gross proceeds of $100,000 ($41,000 in cash proceeds and $59,000 to retire accounts payable). One warrant may be exercised to purchase a common share for $0.15 for up to one year. Officers of the company have participated in the private placement. Directors and officers of the company participated in the financing, converting, $52,750 of accounts payable in to units.

Selected Financial Information

The financial information reported here has been prepared in accordance with IFRS. The Issuer uses the Canadian dollar (CDN) as its reporting currency. Selected un-audited financial data for interim operations of the Issuer for the three months ended March 31, 2015, March 31, 2014 and March 31, 2013 is presented below:

Selected Statement of Operations Data

Period ended	Three Months	Three Months	Three Months
	ended March	ended March	ended March
	31, 2015 (1)	31, 2014 (1)	31, 2013 (1)
Total revenues	$Nil	$Nil	$Nil
Net and Comprehensive loss	$(113,905)	$(174,225)	$(174,535)
Basic loss per share	$(0.003)	$(0.005)	$(0.01)
Diluted loss per share (Unaudited)	$(0.003)	$(0.005)	$(0.01)
Weighted average shares	39,240,561	37,456,825	23,526,825

(1) Financial data for the quarter prepared using IFRS

The net loss and comprehensive loss from operations of $113,905 for the three months ended March 31, 2015 decreased when compared to the loss and comprehensive loss from operations of $174,225 for the three months ended March 31, 2014. The decreased loss is primarily due to a decrease in bank charges and interest, insurance, professional fees and share based payments in the three month period ended March 31, 2015 as compared to the three month period ended March 31, 2014. These decreased expenses were offset by an increase in advertising and promotion and interest on convertible note in the three months ended March 31, 2015.

Selected Balance Sheet Data

Period ended	March 31, 2015 (1)	March 31, 2014(1)
Cash & Equivalents	$944	$10,220
Current assets	1,829	60,679
Property and equipment (net of depreciation)	Nil	2,038

Patents & Licenses (net of amortization)	63,644	59,579
Total Assets	65,644	122,296
Current liabilities	973,141	664,725
Non-Current liabilities	Nil	Nil
Total liabilities	973,141	664,725
Working Capital	$(971,312)	$(604,046)

(1) Financial data prepared using IFRS

Cash and equivalents decreased in the first three months by $569 from $1,513 on December 31, 2014 to $944 as of March 31, 2015.

Comparison of the Quarters ending March 31, 2015, March 31, 2014 and March 31, 2013

As the focus of management during the first three months of 2015 was on preparing for further clinical trials of PTL-202 and PTL-2015 no revenues were realized.

Revenues

The Issuer has no drug therapies approved or for sale and has not generated any revenue from the sale of drug therapies. The Issuer has not recognized any revenue since inception through March 31, 2015. The Issuer does not expect to receive any revenues until after the completion of the Phase 2 trial of PTL-202 or the approval for marketing of PTL-2015.

The Issuer’s revenues will be earned through upfront payments from licenses, milestone payments included in-licenses and royalty income from licenses. The Issuer’s revenues will depend on out licensing the Issuer’s drug candidates to suitable development and commercialization partners and its partners’ abilities to successfully complete clinical trials and commercialize the Issuer’s drug candidates worldwide.

Expenses

The net loss and comprehensive loss from operations for the three months ended March 31, 2015 was $113,905 (March 31, 2014 - $174,225) a favorable variance of $60,320. The decreased loss is primarily due to a decrease in bank charges and interest of $1,059, insurance of $6,000, Professional fees of $7,049, rent and occupancy of $2,250 and share based payments of $59,942 in the three month period ended March 31, 2015. These decreases were offset by increases in advertising and promotion of $10,882, financial instrument loss of $1,000 and interest on convertible note of $10,402.

The net loss and comprehensive loss from operations for the three months ended March 31, 2014 was $174,225 (March 31, 2013 - $174,535) a favorable variance of $310. The decreased loss is primarily due to a license write-off of $42,510 in the three month period ended March 31, 2013, decrease in investor relations of $22,500, loss on derivative liability of $18,950 and a decrease in advertising and promotion of $8,655. These decreases were offset by increases in stock based compensation in 2014 of $71,940 as the Company issued 925,000 options to directors, officers, advisors and consultants of the Company to purchase common shares of the Company for proceeds of $0.10 per common share, 400,000 options expire January 10, 2017 and 525,000 options expire march 2, 2019, decrease in professional fees and wages of $16,305 and increase travel costs of $3,835.

Research & Development Expense

Research and development expense consists primarily of salaries for management of research contracts and research contracts for pre-clinical studies, clinical studies and assay development as well as the development of clinical trial protocols and application to government agencies to conduct clinical trials, including consulting services fees related to regulatory issues and business development expenses related to the identification and evaluation of new drug candidates. Research and development costs are expensed as they are incurred.

	Three Months	Three Months	Three Months
	ended March	ended March	ended March
	31, 2015	31, 2014	31, 2013
Research and Development Expenses
Personnel, Consulting, and Stock-based Compensation	$Nil	$Nil	$Nil
License Fees and Subcontract research	Nil	Nil	Nil
Facilities and Operations	Nil	Nil	Nil
Less: Government contributions	Nil	Nil	NIl
Total	$Nil	$Nil	$Nil

For the three months ended March 31, 2015 research and development costs were $Nil (March 31, 2014 -$Nil, March 31, 2014 $Nil). The lack of spending on research and development in 2015, 2014 and 2013 is due to a lack of funds to conduct clinical trials on PTL-202.

During the next twelve months, subject to available funding the Issuer intends to test the bioavailability of a once a day formulation of PTL-2015, a treatment for erectile dysfunction. Also, during the next twelve months, subject to funding the Issuer intends to complete a dose escalating study of a once a day formulation of PTL-202 as well as develop data for chemistry, manufacturing and control for a regulatory submission. The pivotal study will include testing PTL-202 in humans for bio-equivalency and drug/drug interactions. These trials will be human trials of PTL-202 (Phase 1) and will be conducted in healthy individuals.

The Issuer contracted Biopharmaceutical Research Inc. (BRI) of Vancouver, BC to develop and qualify an analytical method to determine if any new molecules are created when Pentoxifylline and NAC are administered together as opposed to when they are delivered individually. This analytical method was used to analyze the blood samples from patients from the drug/drug interaction study in 2012 and will be used in the future pivotal study The Issuer has entered into the IntelGenx Development and Commercialization Agreement for the formulation, pilot testing and manufacturing of PTL-202. The formulation services include; analytical characterization of the combination, pre-formulation trials, formulation development and pilot studies. Upon completion of the pilot studies, scale up and manufacturing process development a CRO will be contracted to develop data for regulatory submission.

Research and development expenses of approximately $250,000 are required for the pivotal trial scale-up and process development of PTL-202 and an additional $240,000 will be required for the bioequivalence trial of the formulated product. The results of this work may provide the information required for a regulatory submission to move PTL-202 into a phase 2 study. The cost of the regulatory submission is budgeted at $500,000.

Additional financing will be required to complete the development and commercialize PTL-202. There is no assurance that such financing will be available or that the Issuer will have the capital to complete this proposed development and commercialization.

The Issuer was able to complete the formulation, drug/drug interaction study of PTL-202, analyzing the blood samples and analyzing the data from the drug/drug interaction trial in 2012 as planned. The Issuer’s clinical development studies and regulatory considerations relating to PTL-202 are subject to risks and uncertainties that may significantly impact its expense estimates and development schedules, including:

  the scope, rate of progress and cost of the development of PTL-202;

  uncertainties as to future results of the drug/drug interaction study of PTL-202;

  uncertainties as to future results of the formulation development and pilot study of PTL-202;

  the issuers ability to enroll subjects in clinical trials for current and future studies;

  the Issuer’s ability to raise additional capital; and

  the expense and timing of the receipt of regulatory approvals.

Also the Issuer has plans to initiate a bioequivalence study of PTL-2015 for ED and make application to a regulatory for marketing approval. The budget for the development of PTL-2015 is $1,000,000.

General and Administrative Expenses

General and administrative costs consist primarily of personnel related costs, non-intellectual property related legal costs, accounting costs and other professional and administrative costs associated with general corporate activities.

During the three months ended March 31, 2015 total general and administrative costs were $113,905 (March 31, 2014 - $174,451) a decrease of $60,546. The decreased loss is primarily due to a decrease in bank charges and interest of $1,059, insurance of $6,000, Professional fees of $7,049, rent and occupancy of $2,250 and share based payments of $59,942 in the three month period ended March 31, 2015. These decreases were offset by increases in advertising and promotion of $10,882, financial instrument loss of $1,000 and interest on convertible note of $10,402.

During the three months ended March 31, 2014 total general and administrative costs were $174,451 (March 31, 2013 - $112,175) an increase of $62,276. The increased loss is primarily due to options issued during the quarter valued at $71,940 using the Black-Scholes Option Pricing Model, an increase professional fees and salaries of $16,306 and increased travel expenses of $3,835, partly offset by a decrease in advertising and promotion of $8,655 and investor relations of $22,500.

During 2015 and beyond, as PTL-202 and PTL-2015 begin clinical development and as operations are developed to move PTL-202, PTL-2015 and other drug candidates through the clinical trial process, general and administrative expenses will increase. Increases in personnel costs, professional fees and expenses related to additional equipment will make up a significant portion of these planned expenditures.

Intellectual Property and Intangible Assets

All license and option fees paid to licensors for intellectual property licenses are accrued to intangible assets on the Issuer’s financial statements. In addition, any expenses for intellectual property protection including patent lawyers services fees and any filing fees with government agencies or the WIPO are accrued to intangible assets. There was a decrease in intangible assets in the first three months ended March 31, 2015 of $846 as compared to the year ended December 31, 2014, due to amortization for the period of $1,479 partly offset by patent fees of $633.

There was a decrease in intangible assets in the first three months ended March 31, 2014 of $334 as compared to the year ended December 31, 2013, due to amortization for the period of $957 partly offset by patent license fee of $623.

Interest Expense/(Income)

The interest expense in the three months ended March 31, 2015 $10,402 (March 31, 2014 –$Nil). The interest expense increase was due to the convertible loan owed to Interwest.

The interest expense in the three months ended March 31, 2014 was $Nil (March 31, 2013 –$900). The interest expense decrease was due to payment of the Interwest loan.

Profits

At this time, the Issuer is not anticipating profit from operations. Until such time as the Issuer is able to realize profits from the out licensing of products under development, the Issuer will report an annual deficit and quarterly deficit and will rely on its ability to obtain equity/or debt financing to fund on-going operations. For information concerning the business of the Issuer, please see “Business Overview and Strategy”.

Stock Based Compensation

For the three months ended March 31, 2015 stock based compensation was $11,998 (March 31, 2014 -$71,940, March 31, 2013 - $Nil). The Company issued 400,000 options valued at $11,998 using the Black-Scholes option pricing model. 150,000 options entitles the holder to purchase one common share at $0.10 for a period of 5 years. 250,000 options entitles the holder to purchase one common share at $0.25 for a period of 2 years.

For the three months ended March 31, 2014 stock based compensation was $71,940 (March 31, 2013 -$Nil, March 31). The Company issued 925,000 options valued at $71,940 using the Black-Scholes option pricing model. Each option entitles the holder to purchase one common share at $0.10 for a period of 5 years.

Selected Quarterly Information

	March	December	September	June 30,	March	December	September	June 30,
	31, 2015	31, 2014	31, 2014	2014	31, 2014	31, 2013	31, 2013	2013
	$	$	$	$	$	$	$	$
Total Revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net Loss	(113,905)	(234,287)	(135,543)	(149,592)	(174,225)	(308,768)	(104,895)	(152,648)
Loss per Share basic and diluted	(0.00)	(0.01)	(0.00)	(0.00)	(0.00)	(0.01)	(0.00)	(0.01)
Cash	944	1,513	8,370	1,905	10,220	180,692	7,523	1,927
Total Assets	65,473	67,315	87,769	81,660	122,296	287,043	136,900	78,413
Non-Current Liabilities	973,141	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Liquidity and Capital Resources

At March 31, 2015 the Issuer had cash and cash equivalents of $944 (December 31, 2014 - $1,513) and a working capital deficit of $971,312 (December 31, 2014 – deficit $604,046). Working capital is defined as current assets less current liabilities.

The Issuer’s Cash flows from financing activities during the three months ended March 31, 2015 consisted of the issue of common shares, net of subscriptions received in advance of $11,000 and an increase in amounts due related parties of $64,412. In the three months ended March 31, 2014 financing consisted of repayment of a promissory note and interest of $30,900. In the three months ended March 31, 2013 the Company received $52,970 from issuance of common shares and repaid a demand loan of $22,000, with receipts from a promissory note and warrants generating $6,452.

Cash utilized in operating activities during the three months ended March 31, 2015 was $75,348 (March 31, 2014 - $138,949, March 31, 2013 - $38,026,). This difference between March 31, 2015 and March 31, 2014 was primarily due to a decrease in net loss and comprehensive loss. The difference between March 31, 2014 and March 31, 2013 was primarily due to a decrease in accounts payable of $64,268 and an increase in share based payments of $71,940.

At March 31, 2015, share capital was $2,800,010 comprising 40,976,825 issued and outstanding Common Shares (December 31, 2014 – $2,760,010 comprising 38,976,825) issued and outstanding Common Shares) as 2,000,000 shares were issued in the three months ended March 31, 2015.

Warrant and Option Reserves at March 31, 2015, is $321,379 (December 31, 2014 – $289,766) the increase is the result of the Company issuing On February 2, 2015, 400,000 options to purchase common shares of the company:150,000, 5 years options with an exercise price of $0.10 were issued to Wendi Rodrigueza a director of the Company, and 250,000, 3 years options with an exercise price of $0.25 were issued to a consultant. In addition 2,000,000 1 year warrants were issued on March 17 with an exercise price of $0.15

As a result of the net loss for the period ending March 31, 2015 of $113,905 (March 31, 2014 - $174,225, March 31, 2013 - $174,534,), the deficit at March 31, 2015 increased to $4,029,057 from $3,955,537 as at December 31, 2014.

At present, the Issuer’s operations do not generate cash inflows and its financial success after March 31, 2015 is dependent on management’s ability to continue to obtain sufficient funding to sustain operations through the development stage and successfully bring the Issuer’s technologies to the point that they may be out licensed so that the Issuer achieves profitable operations. The research and development process can take many years and is subject to factors that are beyond the Issuer’s control.

In order to finance the Issuer’s future research and development and to cover administrative and overhead expenses in the coming years the Issuer may raise money through equity sales. Many factors influence the Issuer’s ability to raise funds, including the Issuer’s track record, and the experience and calibre of its management. Actual funding requirements may vary from those planned due to a number of factors, including the progress of research activities. Management believes it will be able to raise equity capital as required in the long term, but recognizes there will be risks involved that may be beyond their control. Should those risks fully materialize, it may not be able to raise adequate funds to continue its operations.

Off Balance Sheet Arrangements

There are currently no off balance sheet arrangements which could have an effect on current or future results or operations or the financial condition of the Company.

Transactions with Related Parties

	Quarter ended	Year ended
	31-Mar-15	31-Dec-14
Salary paid or accrued for Doug Unwin CEO	$40,000	$160,000
Promissory note	13,462	73,213
Consulting fees paid or accrued to Derick Sinclair CFO	9,000	36,000
Accounting fees paid or accrued to a company controlled by Derick Sinclair CFO	1,500	6,000
Legal fees for services from Greg Beniston a consultant and director of the Company	-	3,121
Share-based payments for options issued to Officers and Directors	-	67,835

Total key management personnel compensation	$63,962	$346,169

Subsequent Events

  On April 1, 2015 the Company announced that it had received regulatory approval to re-price Warrants outstanding as at March 30, 2015 (the “Warrants”) to an exercise price of $0.03 for a period of 30 days. After the 30 days have lapsed any warrants that have not been exercised will revert back to the original terms of the warrant.

  On April 10, 2015 the Company announced that the United States Patent Office (PO) has issued a Notice Of Allowability for the Company’s patent application, Compositions and Methods for Treating fibroproliferative Disorders.

  On April 28, 2015 the Company announced it had received regulatory approval to extend the time frame to exercise the previously announced, on April 1, 2015. The re-pricing of warrants outstanding as at March 30, 2015 to an exercise price of three cents, has now been extended to May 15, 2015. All other terms and conditions remain the same as announced on April 1, 2015.

  On May 12, 2015 the Issuer signed a binding letter of intent (LOI) with Pilotage South Corp. of Wyoming (Pilotage) to sell the Company’s technology assets for the development of therapies for fibrosis (PTL-202) and erectile dysfunction (ED) (PTL-2015). In return for the assets Pilotage or its assignee will issue to the Company a note for 15,000,000 common shares of Pilotage or its assignee. In addition on the sale of the Company’s therapeutic assets to a third party, the Company will receive 6% of the value of that transaction. Between the closing of the asset sale to Pilotage and the issuance of the 15,000,000 common shares, Pilotage will pay to the Company an annual maintenance fee of $50,000. Pilotage or assignee will also assume up to $500,000 of debt owed to officers and directors of the company clearing these liabilities from the Company’s balance sheet.

  The note has a 5 year term. If the shares are not issued to the Company within 3 years then the Company may trigger the exchange of the shares for the note. If at the end of the term the shares have not been issued then Pilotage must return the assets to the Company.

  In the event that the Company’s shareholders do not approve this transaction at a special general meeting then Pilotage will be eligible for a break fee of $100,000 payable in cash or shares of the Company.

Proposed Transactions

As at the date of this MD&A there are no transactions currently contemplated by the Issuer other than that with Pilotage described above, Subsequent Events.

Financial Instruments and Other Instruments

The Issuer’s financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, amounts due to shareholders and Class B Series I Preferred Shares. Unless otherwise noted, it is management’s opinion that the Issuer is not exposed to significant interest, currency or credit risks arising from financial instruments. Amounts due to shareholders, irrevocable subscriptions and Class B Series I Preferred Shares are classified as financial liabilities and are carried at amortized cost. The fair value of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximates their carrying value due to their short-term maturity or capacity for prompt liquidation.

Disclosure of Outstanding Share Data

As at March 31, 2015, the Issuer had an unlimited number of authorized common shares with 40,976,825 common shares issued and outstanding.

As at March 31, 2015 the issuer had 3,100,000 (December 31, 2014 – 3,675,000) options outstanding. During the three months ended March 31, 2015 the Company issued 150,000 5 year $0.10 options to a director and 250,000 2 year $0.25 options to a consultant. The 3,100,000 options entitles the holders to purchase one common share at exercise prices ranging from $0.06 to $0.25 and expiry dates range from

June 11, 2015 to February 20, 2020.

As at March 31, 2015 the Issuer had 16,570,000 warrants and 3,100,000 options outstanding. The following table shows the details for the outstanding warrants and options.

Description of Security (include conversion / exercise terms, including conversion / exercise price)	Number of convertible / exchangeable securities outstanding	Number of listed securities issuable upon conversion / exercise
2013 Unit Warrants 1 whole warrant per unit exercisable at $0.22 up until May 1, 2015	1,300,000	1,300,000
2013 Unit Warrants 1 whole warrant per unit exercisable at $0.10 up until October 8, 2016	2,250,000	2,250,000
2013 Unit Warrants 1 whole warrant per unit exercisable at $0.10 up until October 18, 2016	2,020,000	2,020,000
2013 Unit Warrants 1 whole warrant per unit exercisable at $0.10 up until November 5, 2016	6,780,000	6,780,000
2014 Unit Warrants 1 whole warrant per unit exercisable at $0.10 up until October 3, 2015	1,520,000	1,520,000
Incentive Warrants 1 whole warrant per unit exercisable at $0.10 up until February 28, 2016	700,000	700,000
2015 Unit Warrants 1 whole warrant per unit exercisable at $0.10 up until March 20, 2015	2,000,000	2,000,000
Options expiring July 3, 2017, with an exercise price of $0.10	475,000	475,000
Options expiring December 21, 2017 with an exercise price of $0.10	450,000	450,000
Options expiring April 4, 2018 with an exercise price of $0.10	350,000

Options expiring September 16, 2018 with an exercise price of $0.10	100,000	100,000
Options expiring March 2, 2019 with an exercise price of $0.10	525,000	525,000
Options expiring October 28, 2017 with an exercise price of $0.10	100,000	100,000
Options expiring October 28,2019 with an exercise price of $0.10	200,000	200,000
Options expiring June 11, 2015 with an exercise price of $0.06	500,000	500,000
Options expiring February 2, 2018 with an exercise price of $0.25	250,000	250,000
Options expiring February 12, 2020 with an exercise price of $0.10	150,000	150,000